

February 21, 2014

Via E-mail
Steven R. Boal
President and Chief Executive Officer
Coupons.com Incorporated
400 Logue Avenue
Mountain View, California 94043

      Re: Coupons.com Incorporated
               Amendment No. 1 to Registration Statement on Form S-1
               Filed February 14, 2014
               File No. 333-193692

Dear Mr. Boal:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 45

1.   Please explain to us why you are excluding from your calculation of dilution the impact of the 11.3 million shares to be issued upon fulfillment of the RSU liquidity event condition.

Financial Statements

Revenue Recognition, page F-12

2.   We note on page 54 if you deliver a digital coupon on a retailer's website or through its loyalty reward program, or the website of a publisher, you pay a distribution fee to the retailer or publisher. Please provide us a comprehensive explanation of why you are not considered to be acting as an agent in these arrangements. As part of your response, provide a complete analysis of each of the indicators of gross revenue reporting and each

of the indicators of net revenue reporting in these arrangements, found in ASC 605-45-45, and an explanation of management's consideration of them when formulating its revenue reporting policy.

18. Subsequent Events, page F-33

3.   With a view towards expanded disclosure, please explain to us why Yub, Inc. is identified as a related party.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

Cc: Via E-mail
        Peter M. Astiz, Esq.
        DLA Piper LLP (US)